UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

SI Financial Group, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

78425V 104
(CUSIP Number)

January 12, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78425V 104

1.	NAMES OF REPORTING PERSONS. Savings Institute Bank & Trust Company Employee Stock Ownership Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 682,716
	6.	SHARED VOTING POWER 139,480
	7.	SOLE DISPOSITIVE POWER 822,196
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,196
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% of 10,576,849 shares of Common Stock outstanding as of December 31, 2010.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

SAVINGS INSTITUTE BANK AND TRUST COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE 13G

Item 1.

(a)           Name of Issuer:

SI Financial Group, Inc.

(b)          Address of Issuer’s Principal Executive Offices:

803 Main Street
Willimantic, Connecticut 06226
Item 2.

(a)           Name of Person Filing:

Savings Institute Bank and Trust Company
Employee Stock Ownership Plan

Trustee:      First Bankers Trust Services, Inc.
2321 Kochs Lane
P.O. Box 4005
Quincy, Illinois 62305

(b)          Address of Principal Business Office or, if none, Residence:

803 Main Street
Willimantic, Connecticut 06226

(c)	Citizenship:

See Page 2, Item 4.

(d)           Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)           CUSIP Number:

See Page 1.

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) [x] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Page 2, Item 9.

(b)	Percent of class: See Page 2, Item 11.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Page 2, Item 5.

(ii)	Shared power to vote or to direct the vote:
See Page 2, Item 6.

(iii)	Sole power to dispose or to direct the disposition of:
See Page 2, Item 7.

(iv)	Shared power to dispose or to direct the disposition of:
See Page 2, Item 8.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.                 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2011
____________________________________________
Date

/s/ Linda J. Shultz
____________________________________________
Signature

First Bankers Trust Services, Inc., as Trustee
By: Linda J. Shultz, Trust Officer
____________________________________________
Name/Title